

02007401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01 /01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Select Investments Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 S. Court Street
(No. and Street)

Sullivan, IN 47882
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Weber (812) 268-3777
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bray & Associates CPA's, LLC
(Name — *if individual, state last, first, middle name*)

P.O. Box 5 Greencastle, IN 46135
(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Select Investments, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SELECT INVESTMENTS CORP.
Sullivan, Indiana

TABLE OF CONTENTS

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

Report of Independent Auditor's

Board of Directors
Capital Select Investments Corp.
Sullivan, Indiana

We have audited the accompanying statements of financial condition of Capital Select Investments Corp. as of December 31, 2001 and the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Select Investments Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Bray & Associates CPA's, LLC

February 5, 2002

Capital Select Investments Corp.
Statement of Financial Condition
December 31, 2001

ASSETS				
Cash and due from banks	$	25,645		
Deposit with clearing broker		15,000		
Commissions receivable		174,318		
Employee receivable (net 25,000 allowance)		40,957		
Office furniture and fixtures, at cost less accumulated depreciation of $(43,782)		36,066		
Intangible assets (Net Amortization)		30,252		
Other Assets		6,770		
Total Assets			$	329,008

LIABILITIES AND SHAREHOLDER'S EQUITY				
Liabilities				
Accounts payable and accrued expenses	$	75,391		
Notes payable		37,725		
Total Liabilities			$	113,116
Shareholder's equity				
Common Stock, no par value: 1000 shares authorized; and outstanding	$	2,076,998		
Additional paid in capital		579,925		
Accumulated deficit		(2,441,031)		
Total Stockholder's Equity				215,892
Total Liabilities and Stockholder's Equity			$	329,008

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statements of Operations
Year ended December 31, 2001

Revenues		
Commissions & fees	$ 1,235,865	
Other	7,925	
Total Income		$ 1,243,790
Expenses:		
Interest	$ 1,427	
Compensation and related expenses	913,184	
Host bank compensation	189,466	
Clearing fees and exchange charges	40,135	
Equipment and occupancy	41,625	
Professional fees	11,369	
Communications	20,226	
Intangible amortization	4,033	
Depreciation	7,797	
General and administration	87,449	
Total Expenses		1,316,711
Net Loss		$ (72,921)

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Changes in Shareholder's Equity
Year ended December 31, 2001

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2000	$2,076,998	$504,925	($2,368,110)	$213,813
Contributed capital				
Additional paid-in capital		$75,000		$75,000
Net loss			($72,921)	($72,921)
Balance December 31, 2001	$2,076,998	$579,925	($2,441,031)	$215,892

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities				
Net Loss	$	(72,921)		
Adjustments to reconcile net loss to net cash from operating activities:				
Depreciation		7,797		
Intangible amortization		4,033		
Change in other assets		(78,169)		
Change in accounts payable and accrued expenses		(61,566)		
Net Cash from operating activities		(2,624)		
			$	(200,826)
Cash flows from investing activities				
Fixed assest expenditures and intangible	$	(17,647)		
Net cash from investing activities				(17,647)
Cash flows from financing activities				
Change in notes payable	$	37,725		
Capital contributions		75,000		
Net cash from investing activities				112,725
Net change in cash and cash equivalents				(105,748)
Cash and cash equivalents at beginning of period				131,393
Cash and cash equivalents at end of period			$	25,645
Supplemental disclosures of cash flow information:				
Interest paid during the period			$	1,427

See Accompanying Notes and Accountant's Report

CAPITAL SELECT INVESTMENTS CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1- Summary of Significant Accounting Policies

Nature of Business: Capital Select Investments Corp. (the Company) is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company operates from locations in Indiana, Illinois, and is currently licensed to conduct business in Indiana, Illinois, Kentucky, Florida, New Jersey, and Ohio. It operates as an introducing broker using the services of other brokers to clear bond and equity transactions and offers fixed and variable annuity investment products from a number of insurance companies.

Capital Select Investments Corp. is a seller of insurance, mutual funds and municipal bonds. The company began operating during the fourth quarter of 1992 and operates several offices throughout the states of Indiana, Kentucky and Illinois. It operates as an introducing broker using the services of other brokers to clear bond and equity transactions and offers fixed and variable annuity investment products from a number of insurance companies. The Company's primary source of revenue is commissions earned from the sale of investment products. The Company's primary expenses are commissions paid to registered representatives and commissions, passed through in the form of rents, to host banks. Host banks, as compensation for allowing the Company's representatives to maintain sales offices in their facilities, receive a share of the commissions generated by the Company's representatives. In most cases, rents paid to host banks are fixed monthly amounts, adjusted periodically based on actual and expected future sales levels. In addition to host bank locations, the Company currently maintains 3 independent sales offices. The number of sales locations can change due to business conditions.

Formation of the Company: The Company was purchased, by the original shareholders from First National Bank & Trust (FNBT) which owned it for nearly 2 years, effective January 1, 2001. The previous owners decided not to continue the Company. The shareholders purchased the stock with no change in the Companies assets or liabilities as of January 1, 2001. The Companies name was changed from First National Select Investments Corp. back to Capital Select Investments Corp. by a name change through the Indiana Secretary of State's office.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on trade date.

Statement of Cash Flows: Cash and cash equivalents include cash on deposit at banks. The Company reports net cash flows from the change in its notes payable, which are short term borrowings from it's banks.

Note 2- Commitments

The Company leases branch facilities under non cancelable leases that expire in 2002. Expense for leased premises for 2001 totaled $30,685. Rent commitments total $5,200 for 2002. Most Host Banks are an annual lease agreement and are not included in above total.

The Company's agreement with its clearing broker requires the maintenance of a deposit, with the clearing broker, of at least $15,000. This deposit earns interest and is currently invested in a money market fund of the clearing organization.

Note 3- Depreciation

The depreciates its office furniture and fixtures using straight line depreciation with ranges from 5-10 years. Amortization of Intangibles are amortized straight line over 5 to 15 years.

Note 4-Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2001, the net capital required was $7,541, based on aggregate indebtness.

Net capital and aggregate indebtedness, change from day-to-day, but at December 31, 2001, the Company had excess net capital and a net capital requirement of $8,141 and $7,541 respectively. Compliance with the net capital rule can have the effect of restricting the payment of dividends.

Income Taxes
No income taxes have been accrued due to the loss for the year.

SUPPLEMENTARY INFORMATION

Capital Select Investments Corp.
Schedules of the Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2001

Total shareholder's equity	$	215,892
Deductions and/ or charges		
Net office furniture and fixtures		36,066
Intangibles		30,252
Net Commissions receivable older than 30 days		86,165
Other nonallowable assets		47,727
Net capital before haircuts on securities	$	15,682
Haircut on securities		0
Net Capital	$	15,682
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		75,391
Notes payable		37,725
Total aggregate indebtedness	$	113,116
Percent of net capital to aggregate indebtedness		13.8%
Computation of basic net capital requirement		
Minimum net capital required	$	7,541
Net Capital		15,682
Excess net capital	$	8,141

See Independent Auditor's Report on Supplemental Information

Capital Select Investment Corp.

Reconciliation of Audited Computation of
Net Capital with the Corresponding Unaudited Computation
December 31, 2001

Net capital, as reported in Part II of the Company's (unaudited) FOCUS report	$	36,735
Net capital per audit	$	15,682

Differences in net capital as reported in Part II of the unaudited FOCUS report and net capital per audit is due to audit adjustments, made subsequent to the issuance of the FOCUS report.

See Independent Auditor's Report on Supplemental Information

Capital Select Investment Corp.
Schedules of the Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-1

December 31, 2001

Credit balances		
Customer securities failed to receive		None
Debit balances		
Debit balances in customers' cash margin accounts		None
Reserve computation		
Excess of total debits over total credits		None
Required deposit		None
Amount held on deposit in "Reserve Bank Account"	$	0

See Independent Auditor's Report on Supplemental Information

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

REPORT OF INDEPENDENT AUDITOR'S ON INTERNALCONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Capital Select Investments Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Select Investments Corp. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Aas required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occut and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditionsor that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controlwould not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statement being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control , including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bray & Associates CPA's, LLC

February 5, 2002

CAPITAL SELECT INVESTMENTS CORP.
FINANCIAL STATEMENTS
December 31, 2001